August 6, 2013

Bryan J. Pitko

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Amendment No. 7 to Registration Statement on Form S-1

Filed May 15, 2013

File No. 333-176953

Gentlemen,

Please find below the Company’s responses to your comment letter of June 11, 2013.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•

Disclose that you are an emerging growth company;

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Other than this prospectus upon effectiveness, no material has or will be provided to potential investors that are qualified institutional buyers or institutional accredited investors, nor are any research reports published or distributed by any broker dealer who will participate in this offering.

Summary Information and Risk Factors

The Company, page 6

3. We note that the fiscal year end has been changed from June 30 to December 31. Please confirm whether Article VIII of the Amended Bylaws filed as Exhibit 3 with the S-1 Amendment 3 on March 7, 2012 have been amended.

Such articles have been amended and are filed as an exhibit hereto.

Summary Financial Information, page 8

4. Please revise the unaudited general and administrative expenses line item to agree with the unaudited Statement of Operations on page F-10. The $2,500 is shown as professional fees on page F-10 and not as general and administrative expense.

Revised for consistency.

Background of directors, executive officers, promoter, and control persons, page 28

5. We note your disclosure regarding Mr. Anderson’s prior involvement with a blank check company called Lyonheart Capital, Inc. (now known as Source Rock, Inc.) here and in your risk factor discussion on page 9. Please revise your disclosure in both locations to clarify that Lyonheart was unable complete an acquisition within the 18 month time-frame required under Rule 419 and that all funds invested in the offering were returned to purchasers.

Disclosure added.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. The first paragraph of the independent auditor’s report does not appear to accurately and clearly describe the financial statements that were audited. Based on the financial statements included in the filing it appears that the statements of operations and cash flows are audited for the period from April 7, 2011(inception) through December 31, 2011 and the year ended December 31, 2012 in addition to the period from April 7, 2011 (inception) through December 31, 2012. Please have your independent auditors revise the first paragraph to more clearly describe the financial statements that were audited.

Updated Report included.

Balance Sheets, page F-2

7. Please revise the line item ‘accumulated deficit’ to a more descriptive caption such as ‘deficit accumulated during the development stage’ consistent with pages 8 and F-9. Refer to ASC 915-210-45-1. Please also revise the Statement of Changes in Stockholders’ Equity.

Revised and updated financial included.

Statement of Operations, page F-3

8. The amount shown for general and administrative expenses for the year ended December 31, 2011 of $25,360 does not agree to the amount disclosed in the S-1 Amendment 6 filed on April 26, 2012 of $689. Please revise or tell us why the amounts do not agree.

Revised and updated financial included.

9. It appears as though the amount shown for general and administrative expenses for the period from April 7, 2011 (inception) to December 31, 2012 of $27,290 needs to be broken out between general and administrative expense, consulting fees and professional fees similar to page F-10. Please revise or tell us why the amounts should not be broken out.

Revised and updated financial included.

Notes to Unaudited Financial Statements, page F-6

10. Please revise the title to clarify that these are the notes to the audited financial statements.

Title Revised.

Unaudited Balance Sheets, page F-9

11. Please revise your line item for Common Stock to clarify that the amounts are as of December 31, 2012 and March 31, 2013.

Revised line item for Common Stock to clarify that the amounts are as of December 31, 2012 and March 31, 2013.

Unaudited Statement of Operations, page F-10

Unaudited Statements of Cash Flows, page F-11

12. Please revise the date of inception for the cumulative amounts since inception column to be April 7, 2011 consistent with the other financial statements.

Revised for consistency.

Notes to Financial Statements, page F-12

General

13. Please revise the title to clarify that these are the notes to the unaudited financial statements.

Unaudited disclosure added.

14. Please add a footnote to provide disclosures for the related party payable balance as of March 31, 2013.

Footnote added.

Note A – Summary of Significant Accounting Policies, page F-12

15. Please revise your disclosure to include a statement in the notes to the financial statements stating that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. See Instruction 2 to Rule 8-03 of Regulation S-X

Disclosure revised to include a statement in the notes to the financial statements stating that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. See Instruction 2 to Rule 8-03 of Regulation S-X

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.